Exhibit 99.1

Nevada Geothermal Announces Large Generation Interconnection Agreement Signed with Sierra Pacific Power Company for up to 75MW of  Electric Power Generation at Blue Mountain’s Geothermal Resource

VANCOUVER, B.C., November 19, 2007, Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that the Company has executed a Large Generator Interconnection Agreement (LGIA) with Sierra Pacific Power Company (SPPC).   The LGIA covers up to 75 MW of new electric generation in two phases from the Blue Mountain Geothermal resource.  The Agreement was the culmination of SPPC engineering studies which determined that interconnection to SPPC’s electrical transmission grid was feasible and subsequent contract negotiations with NGP. The LGIA costs and schedule are in line with NGP’s plans for the Blue Mountain Project and allows NGP to continue with development of Phase I and planning of Phase II power projects.

“Completion of this Agreement meets a critical milestone in the development of the 35 MW Blue Mountain, Faulkner I project in Nevada.  This Agreement allows us to connect NGP’s Blue Mountain generating facilities to the utilities electric grid and identifies responsibilities, costs and schedules for the interconnection.  Sized at 75MW, the agreement also secures the access for future build out phases at our Blue Mountain site,” stated Brian Fairbank, President & CEO of Nevada Geothermal

In addition, NGP has submitted a power bid for a Phase II 24 MW (net) (+/- 25%), geothermal plant at Blue Mountain to Sierra Pacific Power Company and Nevada Power Company in response to a Request for Proposal issued on September 28, 2007.  The transmission line to be build for the Faulkner 1 power plant will have enough capacity to accommodate Phase 2 power plant output.

Blue Mountain, located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada, is ideally situated for development. The proposed Faulkner I geothermal plant will require a 20-mile long transmission line over relatively flat, undeveloped desert land to a connection point located on the utility’s (Sierra Pacific) 120kV-transmission line north of Mill City, Nevada.  Extensive environmental studies have been completed along the power line route and around the proposed power plant site and an environmental assessment is in process by the Bureau of Land Management (BLM).

The electric power is to be sold under a 20-year Power Purchase Agreement to the Nevada Power Company, for up to 35MW of geothermal power.  Phase I at Blue Mountain is expected to commence power generation in late 2009.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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